UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 156th MEETING OF THE BOARD OF
DIRECTORS HELD ON JULY 28 2010

1. DATE, TIME AND PLACE: July 28 (twenty-eight) 2010 at 9:30 a.m. (nine thirty a.m.), at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the Members of the Board:

(i)           Took cognizance of the activities of the Board Advisory Committees and the Work Commissions during the month of July, recording the following comments:

(i.i) Management Processes Committee: examined the draft copy of the New Market Listing Regulation of the BM&FBOVESPA from a Restricted Hearing;

(i.ii) Related Parties Committee: analyzed the proposal to contract a rural credit loan through the Banco do Brasil S.A. (“Banco do Brasil”), and verified that the usual market practices and conditions were followed;

(i.iii) Strategy Commission: examined the status of the Company’s growth projects; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(i.iv) Projects Evaluation Commission: took cognizance of the assumptions for participating in energy auctions;

(ii)          Debated the principal facts relating to the Company’s businesses in the month of June 2010 with the Chief Executive Officer;

(iii)         Approved the minutes of the 154th and 155th Meetings of the Board of Directors held on June 30 2010 and July 19 2010;

(iv)         Approved, based on item "p" of Article 18 of the Company’s By-Laws, the acquisition by the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil") of electric power from a government-incentivated source for the period comprising August 1 2010 to December 31 2020, at a cost of up to R$ 131,392,665.00 (one hundred thirty-one million, three hundred and ninety-two thousand, six hundred and sixty-five reais), and the constitution of a guarantee by CPFL Energia, pursuant to the Resolution of the Board of Executive Officers number 2010072 of CPFL Brasil.

(v)          Approved, pursuant to item "u" of Article 18 of the Company’s By-Laws and pursuant to Board Resolution No. 2010081, the provision of security by CPFL Energia, in the form of a guarantee or sureties, for funding to be contracting by the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista da Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), in the form of rural credit with the Banco do Brasil, at a total value of up to R$ 500,000,000.00 (five hundred million reais), whose terms and characteristics are described in the respective Resolutions of the Board of Executive Officers numbers 2010018, 2010088, 20101762, 2010062, 2010061, 2010061, 2010060 and 2010061, and recommended a favorable vote to approve the contracting of said funding to the Management of the aforementioned controlled companies.

The Members hereby note that Members Robson Rocha and Ricardo C. Giambroni abstained from commenting and voting on this matter, which was previously submitted to the Related Parties Committee, as it is a related party transaction with shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”);

(vi)         Approved, pursuant to item “q” of Article 18 of the Company’s By-Laws and pursuant to the terms of Board Resolution 2010074, extra-budgetary funds earmarked for the CPFL Energia institutional advertising campaign; and

(vii)       Recommended to the representatives of the Company on the management boards of the controlled companies CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari and CPFL Leste Paulista, a favorable vote approval of ACQUISITION OF CIRCULAR CONCRETE POSTS – Board of Executive Officers Resolutions numbers 2010094, 2010073, 2010052, 2010050, 2010050, 2010049 and 2010050.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

6. CLOSURE: With no further items on the agenda for discussion, the meeting was declared closed, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.